SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

ROCKFORD CORPORATION ______________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $0.001 per share ______________________________________________________________________ (Title of Class of Securities)

77316P101 ______________________________________________________________________ (CUSIP Number)

December 31, 2001 ______________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]   Rule 13d-1(b)
          [   ]   Rule 13d-1(c)
          [   ]   Rule 13d-1(d)

1 of 7

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,436
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 671,436
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%
12		TYPE OF REPORTING PERSON* OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

2 of 7

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,436
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 671,436
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%
12		TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

3 of 7

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,436
	6	SHARED VOTING POWER 134,900
	7	SOLE DISPOSITIVE POWER 671,436
	8	SHARED DISPOSITIVE POWER 134,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

4 of 7

CUSIP No. 77316P101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,436
	6	SHARED VOTING POWER 134,900
	7	SOLE DISPOSITIVE POWER 671,436
	8	SHARED DISPOSITIVE POWER 134,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

5 of 7

AMENDMENT NO. 2 TO SCHEDULE 13G

          This Amendment No. 2 to Schedule 13G (the "Schedule 13G"), relating to the common stock of Rockford Corporation (the "Issuer"), is being filed with the Securities and Exchange Commission as an amendment to an amendment filed on February 9, 2001, which was an amendment to the initial statement on Schedule 13G filed with the Commission on September 8, 2000. This statement is being filed on behalf of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), WS Capital Management, L.P., a Texas limited partnership ("WS Capital Management"), and Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital. Messrs. Walker and Smith are also principals of WSV Management, L.L.C. ("WSV").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("Walker Smith Capital"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., both Texas limited partnerships and (ii) Walker Smith International, Ltd. ("Walker Smith International") and (2) WSV for the account of (i) WS Opportunity Master Fund ("WS Opportunity"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., both Texas limited partnerships, and (ii) WS Opportunity International Fund, Ltd. ("WS Opportunity International"). WS Capital Management is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P. and the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P. and the investment manager of WS Opportunity International. WSV is the general partner of WSVM.

          The Schedule 13G is further amended and supplemented as follows:

Item 2(a)	Name of Person Filing.
WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith
Item 2(c)	Citizenship or Place of Organization.

WS Capital is a limited liability company organized under the laws of the State of Texas. WS Capital Management is a limited partnership organized under the laws of the State of Texas and for which WS Capital serves as general partner. Reid S. Walker and G. Stacy Smith are the principals of WS Capital and are United States citizens.

Item 4	Ownership.
(a)

WS Capital and WS Capital Management are the beneficial owners of 671,436 shares of Common Stock. The 671,436 shares of Common Stock are held (i) 329,536 shares by Walker Smith Capital, and (ii) 341,900 shares by Walker Smith International. Messrs. Walker and Smith are the beneficial owners of 806,336 shares of Common Stock, which includes the 671,436 shares of Common Stock beneficially owned by WS Capital and WS Capital Management and 134,900 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WS Opportunity and WS Opportunity International.

(b)

WS Capital and WS Capital Management are the beneficial owners of 8.2% (determined by dividing 671,436 shares of Common Stock presently beneficially owned by WS Capital and WS Capital Management by 8,172,924 shares of Common Stock issued and outstanding as of September 30, 2001, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2001) of the outstanding shares of Common Stock. Messrs. Walker and Smith are the beneficial owners of 9.8% (determined by dividing 806,336 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 8,172,924 shares of Common Stock issued and outstanding as of September 30, 2001, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2001) of the outstanding shares of Common Stock.

(c)

WS Capital as general partner of WS Capital Management has the sole power to vote and dispose of the 671,436 shares of Common Stock beneficially owned by them and held by Walker Smith Capital and Walker Smith International. As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 671,436 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of 134,900 shares of Common Stock beneficially owned by WSV.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 6, 2002, between WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith.

6 of 7

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2002

WS CAPITAL, L.L.C.

By: /S/ REID S. WALKER ____________________________ Reid S. Walker Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner

By: /S/ REID S. WALKER ____________________________ Reid S. Walker Member

/S/ REID S. WALKER _________________________________ Reid S. Walker

/S/ G. STACY SMITH _________________________________ G. Stacy Smith

7 of 7